UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Appoints Greg Waters to Board of Directors

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 23, 2020--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced the appointment of Gregory L. Waters to the company’s Board of Directors. Mr. Waters is an experienced corporate director, CEO and advisor, having led three companies through successful transformations.

“Greg’s deep experience in business transformation in the semiconductor industry with IDT, Skyworks and Agere will be a great asset to Sierra Wireless as we continue our transformation to a solutions and services provider,” said Robin Abrams, Board Chair, Sierra Wireless. “I am very pleased to welcome Greg to our Board.”

Mr. Waters currently serves on the Board of Directors of Mellanox Technologies, Ltd. From 2014 to 2019, he was President, CEO and a member of the Board of Directors of Integrated Device Technology Inc., which was acquired by Renesas Electronics in April 2019. Prior to IDT, Mr. Waters served as Executive Vice President and General Manager for Skyworks Solutions from 2003 to 2012, where he led the company’s wireless businesses to an industry leadership position. He joined Agere Systems Inc in 1998, serving in various roles, including Vice President of the wireless communications business and Vice President of the broadband communications business, and Senior Vice President of Strategy and Business Development, where he played a key role in the company's IPO. He began his career at Texas Instruments Inc. in a variety of management positions in sales, customer design centers and product line management.

“Sierra Wireless is a tremendous value creation opportunity, and I look forward to joining the Board of Directors to share my business transformation and leadership experience,” said Mr. Waters. “Sierra Wireless’ ability to simplify IoT with complete solutions that bundle modules with IoT connectivity and other services is unique in the industry, and I’m excited to help build that recurring revenue business.”

Mr. Waters has a B.S. in Engineering from the University of Vermont and an M.S. in Computer Science from Northeastern University, with a specialization in Artificial Intelligence.

About Sierra Wireless
Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Media:
Kim Homeniuk
+1 (604) 233 8028
pr@sierrawireless.com

Investors:
David Climie
+1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: March 23, 2020